EXHIBIT 99.1

HEXO Achieves Carbon Neutrality

Company offsets 25,965 tonnes of carbon and the equivalent of 3.55 million plastic bottles

OTTAWA, Sept. 16, 2021 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO” or the “Company”) (TSX: HEXO; NASDAQ: HEXO) today announced the Company had achieved its goal to become carbon neutral by September 2021, offsetting 100% of its 2020 operational carbon emissions in addition to the personal emissions of its 1,200 employees*.

In June of 2021, HEXO embarked on a mission to counteract its carbon footprint, through a partnership with Offsetters, a Vancouver-based organization that supports renewable energy and forest carbon projects across the world. As a leading cannabis player in Canada, on the path to becoming one of the top three global cannabis products companies, it was important for HEXO’s offset investments to have a global reach. At home in Canada, HEXO is helping reduce old-growth tree harvesting by supporting the Great Bear Forest Carbon Project. This landmark project balances human well-being and ecological integrity through carbon finance and is the first carbon project in North America on traditional territory with unextinguished Aboriginal rights and title. Globally, HEXO is supporting two other carbon offset projects – a large-scale solar energy project in Asia and another forest conservation project in South America.

To achieve carbon neutrality, HEXO offset a total of 25,965 tonnes of carbon – 19,610 tonnes of operational carbon emissions and 6,355 tonnes of their employee’s personal carbon emissions. If the top 100 Canadian companies pursued similar sustainability initiatives, it would be a significant contribution to Canada’s role in combatting climate change.

“At the start of the summer, we pledged that HEXO would not only become carbon neutral, but that we would also offset the personal carbon emissions generated by every one of our employees. Today we are proud to say we have achieved our goal, setting a new standard in sustainability for our industry,” said HEXO Corp. CEO and Co-founder, Sébastien St-Louis. “Consumers and investors demand greater environmental and social integrity from companies. We are proud to share our commitment to sustainability and support our consumers’ ability to purchase products that align with their values.”

In addition to carbon emissions, HEXO is counteracting the use of plastic in its packaging. Working alongside their primary packaging supplier Dymapak, in conjunction with Plastic Bank®, HEXO has supported Plastic Bank’s ethical recycling ecosystems in coastal communities, collecting and reprocessing ocean-bound plastics for re-introduction to the global manufacturing supply chain. In doing so, HEXO initially offset 63,000 kilograms of plastic. By October 2021, HEXO will have supported the collection of an additional 8,000 kg of ocean-bound plastic – making it a total equivalent of over 3.55 million plastic bottles stopped from entering the world’s oceans.

In supporting environmentalism, HEXO will continue to monitor and report on its carbon emissions and plastic production and seek opportunities to reduce both. HEXO plans to emulate its success in the Canadian cannabis industry throughout the United States.

HEXO is committed to continuously improving its Environmental, Social and Governance strategy which focuses on people, planet and product. For more information on these efforts and how the Company continues to develop its stakeholder relations to make a positive contribution to communities globally, please visit: https://www.forwardstartsatneutral.com/.

*Estimated personal emissions based on the average Canadian’s emissions from heating and powering their homes, driving and food consumption.

About HEXO
HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Namaste Original Stash, 48North, Trail Mix, Bake Sale, REUP and Latitude brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint-venture with Molson Coors. With the completion of HEXO’s recent acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit www.hexocorp.com.

Forward Looking Statements
This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

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